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                                                                    EXHIBIT 13.3

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 8-K
                                 CURRENT REPORT

     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


                        Date of Report: September 5, 2000


                           MAXICARE HEALTH PLANS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


     Delaware                        0-12024                  95-3615709
  (State or other                  (Commission               (IRS Employer
  jurisdiction of                  File Number)            Identification No.)
  incorporation)


                           1149 South Broadway Street
                             Los Angeles, California
                     (Address of principal executive office)
                                      90015
                                   (Zip Code)


                                 (213) 765-2000
              (Registrant's telephone number, including area code)


                                 Not Applicable
          (Former name or former address, if changed since last report)



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ITEM 5. OTHER EVENTS

     The Company announced on August 30, 2000 that its letter of intent with MDB Capital Group LLC to act as standby underwriter with respect to the Company's pending rights offering has been terminated. In connection with the foregoing, the Company has amended the rights offering so that, subject to limitation, those shareholders who fully subscribe to the rights available to them in the rights offering shall have over-subscription rights to purchase additional shares from those shares which have not been purchased by other shareholders in the rights offering up to a maximum of 50% of the shares which are available to the over-subscribing shareholder in the rights offering.







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ITEM 7.  FINANCIAL STATEMENTS AND  EXHIBITS.

     (b) Exhibits.

99.1    1. Press Release dated August 30, 2000 announcing termination of its letter of intent between MDB Capital Group LLC and Maxicare Health Plans, Inc.





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                                   SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            MAXICARE HEALTH PLANS, INC.
                                                   (Registrant)


Date:  September 5, 2000                    By:    /s/ Richard A. Link
                                              --------------------------------
                                                  Chief Financial Officer


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                                                                    Exhibit 99.1



                          MAXICARE ANNOUNCES CHANGES TO
                               ITS RIGHTS OFFERING


LOS ANGELES - August 30, 2000 - Maxicare Health Plans, Inc., (NASDAQ-NMS:MAXI) announced today that its letter of intent with MDB Capital Group LLC to act as standby underwriter with respect to the Company's pending rights offering has been terminated. In connection with the foregoing, the Company has amended the rights offering so that, subject to the NOL limitation described below, those shareholders who fully subscribe to the rights available to them in the rights offering shall have over-subscription rights to purchase additional shares from those shares which have not been purchased by other shareholders in the rights offering (the "Unsubscribed Shares") up to a maximum of 50% of the shares which are available to the over-subscribing shareholder in the rights offering (the "Over-Subscription Rights"). In the event the number of Unsubscribed Shares are insufficient to meet the exercise of all of the Over-Subscription Rights, over-subscription shares will be allocated on a pro-rata basis, based upon the ratio that the number of shares owned by each over-subscribing shareholder on the record date for the rights offering, September 14, 2000 (the " Record Date") bears to the total number of shares owned by all over-subscribing shareholders on the Record Date. In order to preserve the Company's outstanding net operating loss carryforwards ("NOL"), no shareholder may acquire 5% or more of the outstanding shares of the Company's Common Stock through its exercise of Over-Subscription Rights without the prior approval of the Company's Board of Directors.

     As previously announced, the Company has granted to its shareholders of record as of the Record Date non-transferable rights to purchase, for a fifteen day period, at $1.00 per share 1-1/2 shares of the Company's common stock for each share of common stock owned by such shareholders on the Record Date. With the exercise of Over-Subscription Rights each shareholder may purchase up to 2-1/4 shares of the Company's common stock for each share of common stock owned by such shareholder on the Record Date. If fully subscribed, the Company anticipates raising approximately $28 million in the rights offering.

     The effectiveness of the rights offering is subject to shareholder approval of an amendment to the Company's certificate of incorporation increasing the number of authorized shares of common stock from 40 million to 80 million at the Company's upcoming annual meeting of shareholders which is scheduled for September 14, 2000 and the effectiveness of the Company's Form S-2 Registration Statement which it has filed with the Securities and Exchange Commission. The Company reserves the right to further amend the terms of or to withdraw the rights offering at any time.

     Maxicare Health Plans, Inc. is a managed health care company with ongoing operations principally in California and Indiana. Its health care plans currently have approximately 430,000 members. The Company also offers various employee benefit packages through its subsidiaries Maxicare Life and Health Insurance Company and HealthAmerica Corporation.

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     This press release is not an offer to sell or a solicitation of an offer to buy any securities of the Company. Any such solicitation or offer may only be made through a prospectus which has been declared effective by the Securities and Exchange Commission.

Forward Looking Information
This news release contains forward looking information. The forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements are based on certain assumptions and current expectations that involve a number of risks and uncertainties, many of which are beyond the Company's control. These risks and uncertainties include limitations on premium levels, greater than anticipated increase in health care expenses including pharmaceutical costs, loss of contracts with providers, insolvency of providers, benefit mandates, variances in anticipated enrollment as a result of competition or other factors, litigation, changes to the laws or funding of Medicare and Medicaid programs, and increased regulatory requirements for dividending, minimum capital, reserve and other financial solvency requirements. The effects of the aforementioned risks and uncertainties could have a material adverse impact on the liquidity and capital resources of the Company. These statements are forward looking and actual results could differ materially from those projected in the forward looking statements, which statements involve risks and uncertainties. In addition, past financial performance is not necessarily a reliable indicator of future performance and investors should not use historical performance to anticipate results or future period trends.